September 12, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Canadian Superior Energy Inc. Application for Withdrawal of Registration Statement on Form F-10, File No. 333-136427
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Canadian Superior Energy Inc., a corporation organized under the laws of Alberta (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10, originally filed with the Commission on August 9, 2006, File No. 333-136427, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
     The Registration Statement was originally filed with the Commission in connection with the Company’s offer (the “Offer”) to purchase all of the issued and outstanding common shares of Canada Southern Petroleum Ltd. The Company requests that the Registration Statement be withdrawn because a condition precedent under the Offer to the issuance of the Special Exchangeable Shares to which the Registration Statement relates was not met. No Special Exchangeable Shares have been or will be issued or sold pursuant to the Registration Statement.
     Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at Suite 3300, 400 3rd Avenue, SW, Calgary, Alberta, Canada T2P 4H2.
     If you have any questions regarding the foregoing application for withdrawal, please telephone Christopher W. Morgan of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Registrant, at (416) 777-4700.

Very truly yours, CANADIAN SUPERIOR ENERGY INC.
By:	/s/ Michael E. Coolen
	Name:	Michael E. Coolen
	Title:	President and Chief Operating Officer

cc:	Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)